

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

June 25, 2025

David J. Sailer
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

      **Re: Clear Channel Outdoor Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-32663**

Dear David J. Sailer:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services